UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42669

PITANIUM LIMITED

(Registrant’s Name)

30F, Gravity, 29 Hing Yip Street,

Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update on Trading Halt of Securities and Company Response

Reference is made to the Report on Form 6-K furnished on October 7, 2025, which disclosed that the U.S. Securities and Exchange Commission ordered a temporary suspension of trading in the securities of Pitanium Limited (the “Company,” and with its subsidiaries, the “Group”) for the period from 4:00 a.m. ET on October 6, 2025, through 11:59 p.m. ET on October 17, 2025. On October 18, 2025, the Nasdaq Stock Market (“Nasdaq”) announced that trading was halted in the Company for additional information requested from the Company.

As of the date of this report, the Company has responded to all inquiries it has received from, or has been made aware of by, Nasdaq. The Company submitted its most recent response on October 10, 2025, and will continue to cooperate fully with the exchange in connection with any additional requests. The Company remains committed to maintaining transparent communication with its shareholders and the market. The Group’s business operations remain normal, and there has been no material change to the Group’s business operations or financial position as of the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2025	PITANIUM LIMITED

	By:	/s/ Ying Yeung Wong
	Name:	Ying Yeung Wong
	Title:	Chief Executive Officer and Director